management’s discussion and analysis of financial condition and results of operations

This discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2006, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company’s unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars"), except as otherwise indicated.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Zi is incorporated under the Business Corporations Act of Alberta. Zi develops intelligent interface solutions to significantly enhance the usability of mobile and consumer electronic devices. Zi’s technology products make electronic devices including mobile phones, PDAs, hand-held computers and television set-top boxes easier to use in almost any language. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText for one-touch predictive text entry, eZiTap for intelligent multi-tap entry, Decuma for natural handwriting, which now includes prediction technology, and Qix, a content and application search solution designed to enhance the user experience and drive client and network service usage and adoption. Zi’s product portfolio now includes 54 language databases, representing languages spoken and written by two thirds of the world’s population.

With an expanded portfolio of products, Zi has a singular focus to make mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi’s primary customers are original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") seeking to embed a text input solution in their device products for consumer use. Zi’s customer and alliance base is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Ericsson, Nintendo, Motorola, LG Electronics, ZTE, Lenovo, UT Starcom and Kyocera. Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

Zi believes it has positioned itself to take advantage of the evolution of messaging and is committed to expanding the reach of its technologies and developing innovative product additions and enhancements to meet this usability challenge. In 2005, Zi strategically expanded its suite of innovative products through acquiring Decuma handwriting recognition technology and launching its Qix service discovery engine into carrier trials. Zi believes both will further assist in increasing its competitive advantage and market share. The use of handwriting as an interface on a mobile device, such as a PDA or mobile phone, is becoming increasingly important with the evolution to 3G multimedia applications and services.

Zi Corporation 2006 3

Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased Average Revenue per User ("ARPU") for wireless carriers. In June 2006, a trial with UK operator Virgin Mobile demonstrated a 33 percent increase in ARPU among consumers in the trial. This data, along with data from similar trials, is used to market this technology to wireless carriers. In September 2006, Zi signed its first revenue generating agreement for Qix with a major global wireless service operator.

In December 2005, the Company sold its wholly owned subsidiaries Beijing Oztime Education Network Co. Ltd. ("Oztime’’) and EnglishPractice Inc. ("EPI") to Archer Education Group, Inc. ("Archer"), resulting in Zi’s control of Archer from December 2005 by virtue of it holding more than 50% of the common shares of Archer. In February 2006, Archer issued additional shares thereby diluting Zi’s interest to the point where Zi ceased to have control. Accordingly, the results of Archer were consolidated from December 2005 to February 2006, following which time the Company has used the equity method of accounting for its proportionate interest in Archer (referred to as the deconsolidation). Through its e-Learning business segment which consists of the equity investment in Archer, and previously Magic Lantern Group, Inc., the Company is indirectly involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. In addition, Archer provides personal and organizational teaching and learning through Canadian-based schools.

Recent Developments:

Several changes to management occurred in the second and third quarters, including appointment of a new President & Chief Executive Officer, Chief Financial Officer, Vice President Global Sales, and Corporate Controller. Milos Djokovic, as reported in the last quarterly report, was promoted to President & Chief Executive Officer from his previous position of Chief Operating Officer in May 2006. Blair Mullin was appointed interim Chief Financial Officer in August 2006. Axel Bernstorff was promoted to Vice President Global Sales from his previous position of Director, Europe Sales in September 2006 and Jack Hilliard was promoted to Corporate Controller from his previous position of Manager Finance in September 2006.

As recently announced, Zi management has commenced a strategic initiative to make Zi profitable. Cost reductions and optimizations have been identified in a number of areas of operations. For the fiscal year 2007, operating expenses are expected to be approximately $2.5 million lower than in 2006. These reductions in expense are not expected to have a detrimental effect on either revenue gains or continued software development.

In the third quarter Zi signed a contract with a major global wireless service operator to incorporate Qix into its wireless mobile devices. It is expected that a joint announcement will be made with the operator when units ship into the marketplace during fourth quarter of 2006. The agreement calls for Zi to receive an upfront fee plus a unit license fee for every handset embedded with Qix sold by the operator. A full customization package will be provided to support carrier branding and enhance end-user experience. Zi expects that a successful initial rollout will be followed by large-scale deployment on multiple handsets and platforms.

Summary of Results of Operations

	Three months ended September 30,		Nine months ended September 30,
(thousands except per share amounts) (unaudited)	2006	2005	2006	2005
Revenue	$2,819	$2,464	$9,200	$8,478
Gross margin	$2,679	$2,296	$8,854	$8,021
Net loss	$(2,720)	$(1,496)	$(8,035)	$(3,191)
Total assets	$12,242	$20,028	$12,242	$20,028
Net loss per share – basic and diluted	$(0.06)	$(0.03)	$(0.17)	$(0.07)
Outstanding shares, weighted-average	46,676	46,258	46,441	46,112
Outstanding shares, end of period	46,676	46,273	46,676	46,273

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company’s unaudited interim financial statements and notes.

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Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Going Concern Basis

As at September 30, 2006, the Company had an accumulated deficit of $105,616,114, and for the nine months the Company incurred a loss of $8,035,499 and used cash in operating activities of $6,364,915. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet its obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to raise new capital, reduce expenses, as well as continue to sign new customer contracts in 2006 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product’s commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 2 to the December 31, 2005 audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Zi Corporation 2006 5

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Revenues from Oztime product contracts recorded in other product revenue are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer’s colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student’s tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Stock-based Compensation Plan

The Company adopted SFAS 123(R), "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock option grants beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for Restricted Stock Units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

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The Company has a stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSUs.

Three Months Ended September 30, 2006

Revenue

Total revenue for the three months ended September 30, 2006, was $2.8 million, an increase of $0.4 million, or 14 percent, when compared to the third quarter revenue a year earlier.

The year-to-year increase in the Company’s core business technology, which includes eZiText, eZiType, eZiTap, Decuma, and Qix ("Zi Technology"), was $0.6 million. This increase in quarterly Zi Technology revenue was due to revenue growth in the North American and European markets, plus upfront fees recognized from the Company’s third license with a maker and developer of electronic games and consoles. This increase occurred in spite of the competitive pressures felt by our customers in Asia, which has lead to both decreases in prices paid for eZitext, as well as customers being forced out of the market.

In the third quarter of 2005 Zi consolidated the operations of its e-Learning subsidiaries which is reflected in other product revenue. In the first quarter of 2006, Zi deconsolidated these subsidiaries, which results in the elimination of this revenue line.

In this quarter, Zi earned royalties from 48 eZiText and 3 Decuma licenses compared to 48 and 3, respectively, in the same period a year earlier. In the three months ended September 30, 2006, 221 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 1,391 compared to 960 a year earlier.

Operating Costs and Expenses

SG&A for the three months ended September 30, 2006, was $2.7 million compared to $2.1 million for the three months ended September 30, 2005. The increase of $0.6 million was due to the initial adoption of SFAS No. 123(R) resulting in $0.2 million of stock-based compensation expense in SG&A. During the quarter, the Company made provisions for doubtful accounts of $0.2 million and had $0.2 million in incremental professional fees relating to the international tax audit and other non-recurring employee related costs. Over the next few quarters, Zi expects the SG&A costs will decline compared to recent quarters.

PR&D costs relate to new but not yet commercialized products as well as to existing products; product and customer support; and the ongoing cost of development and enhancement of products. PR&D expense for the three month period ended September 30, 2006, was $0.9 million as compared to $0.8 million in the same period a year earlier. Gross expenditures on new product development before capitalization was $1.2 million for the three months ended September 30, 2006, and 2005 reflecting the Company’s continued development of new language database software and Qix. The Company capitalized $0.3 million in the third quarter of 2006 and in the third quarter of 2005. Zi expects PR&D costs to continue at approximately the same levels or increase slightly over the next few quarters.

Legal costs for the three months ended September 30, 2006, were $0.8 million compared to $0.5 million for the three months ended September 30, 2005. The year-over-year legal cost increase was due, in part, to defense costs related to the University of Texas action against certain of the Company’s clients and, to a lesser extent, costs pertaining to a litigation and dispute with a major shareholder. As discussed later, the Board of Regents of the University of Texas System filed proceedings against numerous manufacturers of cell phones (of which one of the remaining defendants is a customer of Zi in the U.S.) alleging that use of their products infringed a now expired U.S. patent. As well, during 2005 a significant shareholder of the Company commenced actions to requisition a shareholders meeting to appoint its nominees to the Board of Directors of the Company, but the Company was able to obtain an injunction to prevent such action. Discussions to resolve the shareholder matter are ongoing. If these matters can be resolved, Zi’s legal expense could be expected to decrease significantly.

Overall, Zi expects operating costs to decrease approximately $2.5 million in 2007 compared to the full year 2006.

Net loss increased by $1.2 million to $2.7 million for the three month period ending September 30, 2006, from $1.5 million in the same period a year earlier. The net loss in the current period includes: $1.0 million operating loss from the Zi Technology business segment; $1.3 million loss for other corporate administrative costs; $0.3 million equity in the net loss of Archer’s operations; and income taxes related to our Chinese operations of $0.2 million. Compared to the same period a year earlier, the Zi Technology segment operating loss increased by $0.6 million. The increase in the Zi Technology operating loss was due primarily to the following: increased legal costs of $0.6 million, increased PR&D expense of $0.3 million, increase in depreciation and amortization expense of $0.2 million, offset by a higher gross margin of $0.5 million.

Zi Corporation 2006 7

Nine Months Ended September 30, 2006

Revenue

Total revenue for the nine months ended September 30, 2006, was $9.2 million, an increase of $0.7 million, or nine percent, compared to the nine months ended September 30, 2005. Revenue from Zi Technology and its text input applications was $8.6 million compared to $7.9 million for the same period a year ago. The principal reason for the revenue increase was the licensing of the Company’s product to the makers and developers of electronic games and consoles, plus the growth in the Company’s North American and European markets. This increase occurred in spite of the competitive pressures felt by our customers in Asia.

In the nine month period ended September 30, 2006, Zi earned royalties from 63 eZiText and 4 Decuma licenses compared to 67 and 3 respectively, in the same period a year earlier. In the nine months ended September 30, 2006, 391 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 1,391compared to 960 a year earlier.

Operating Costs and Expenses

SG&A expense for the nine months ended September 30, 2006, was $8.7 million compared to $7.2 million for the nine months ended September 30, 2005. The increase of $1.5 million is due largely to the following: the initial adoption of SFAS No. 123(R) recognizing $0.5 million of stock-based compensation expense, $0.5 million provision made for doubtful accounts , $0.3 million from the deconsolidation of Archer and $0.2 million in other non-recurring insurance, professional and employee related costs.

PR&D expense for the nine month period ended September 30, 2006, increased $0.4 million to $3.5 million from $3.1 million in the same period a year earlier. Excluding the effect from deconsolidation of Archer the increase would have been $0.7 million. In the nine months ended September 30, 2006, gross expenditures on new product development before capitalization were $4.5 million reflecting the Company’s development of new language database software and Qix. In the first nine months of 2005, the Company’s gross expenditure on PR&D was $3.8 million. The Company capitalized $1.0 million in the first nine months of 2006 as compared to $0.7 million in the first nine months of 2005.

Legal costs for the nine months ended September 30, 2006 were $2.5 million compared to $1.0 million for the nine months ended September 30, 2005. The year-over-year legal cost increase was due, largely, to defense costs related to the University of Texas action against certain of the Company’s clients and costs pertaining to the litigation and dispute with a major shareholder as discussed above in the three months Operating Costs and Expenses.

Net loss was $8.0 million for the nine month period ending September 30, 2006, compared to $3.2 million in the same period a year earlier. In the prior year a one-time gain of $1.4 million on the settlement of litigation reduced the Company’s net loss. The net loss in the current period includes: $3.3 million operating loss from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; $3.3 million loss for other corporate administrative costs; $0.5 million equity in the net loss of Archer’s operations; and, income taxes related to our Chinese operations of $0.7 million; offset by interest and other income of $0.2 million. Compared to the same period a year earlier, the Zi Technology segment operating loss increased by $2.2 million from $1.1 million. The increase in Zi Technology operating loss was due primarily to the following: increased legal costs of $1.8 million, increased PR&D expense of $0.8 million and increase in amortization of $0.3 million, offset by a higher gross margin of $0.7 million.

Liquidity and Capital Resources

At September 30, 2006, Zi had cash and cash equivalents of $1.8 million. The objective of Zi’s investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, Zi’s liquidity requirements have been met through revenues from operations, proceeds from issuance of common shares through private placements and the exercise of common share purchase warrants and options.

During the three months ended September 30, 2006, the Company had net cash outflow of $2.9 million primarily represented by: a net loss of $2.7 million; $0.4 million in deferred development costs and capital asset additions; $0.5 million in changes in restricted cash and $0.4 million of non-cash working capital items; offset by $0.3 million equity in the net loss of Archer’s operations and by net non-cash items of $0.8 million, which includes depreciation and amortization and stock-based compensation expense.

8 Third Quarter Interim Report

During the nine months ended September 30, 2006, the Company had net cash outflow of $9.7 million consisting primarily of net loss of $8.0 million, $0.8 million in changes in non-cash working capital, $1.4 million in deferred development costs and capital asset additions, $1.6 million in changes in restricted cash and changes in other non-cash financing and investing items of $0.4 million; offset by, $0.5 million equity in the net loss of Archer’s operations; and non-cash items of $2.0 million, which includes depreciation and amortization and stock-based compensation expense.

Cash applied to operating activities primarily consists of net income adjusted for certain non-cash items such as depreciation and amortization, stock-based compensation and changes in working capital. Cash flow applied to operations in the three months ended September 30, 2006, was $2.1 million as compared to $2.4 million for the same period in 2005. The net decrease of $0.3 million in cash applied to operations between the two quarters is primarily represented by increase in gross margin of $0.4 million; a decrease in non-cash working capital of $0.7 million; increase in non-cash items of $0.5 million, which includes depreciation and amortization and stock-based compensation expense; offset by increased SG&A costs of $0.6 million; increased product research and development costs of $0.1 million, increased litigation and legal costs of $0.4 million and $0.3 million equity in the net loss of Archer’s operations.

Zi has initiated a royalty audit program as permitted under the terms of most of its license agreements. Management anticipates that this program will enhance the recognition of revenue and speed the collection of royalties earned.

Cash flow applied to operating activities for the first nine months of 2006 was $6.4 million as compared to $3.0 million for the same period in 2005. The net increase of $3.4 million in cash flow applied to operations between the two periods is primarily represented by increased SG&A costs of $1.4 million (the 2005 comparative period costs do not include SG&A costs associated with Archer); increased litigation and legal of $1.6 million; increased product research and development expense of $0.4 million; income tax expense from the operations of Zi’s subsidiary in China of $0.2 million; a decrease of $1.4 million from the gain on the settlement of the litigation against prior legal counsel that was recognized in 2005; an increase non-cash working capital of $0.2 million and $0.5 million equity in the net loss of Archer’s operations; offset by an increase in gross margin of $0.8 million; $0.3 million impairment of note in 2005 and non-cash items of $1.2 million, which includes depreciation and amortization and stock-based compensation expense.

At current revenue and expense levels, the Company may not be able to fund its continued operations and meet its current obligations without additional sources of capital. (See further discussion in the Going Concern Basis section)

Litigation, Indemnification and Other Contingencies

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company’s licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company, at its will, incurring defense costs on behalf of its named clients.

From time to time, Zi is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Zi does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although Zi does not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against the Company or by the Company against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. Zi does not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, the legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of the Company’s eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, the Company, or any of the Company’s licensees, will not be continually subject to allegations concerning the status or validity of the Company’s intellectual property.

Canada Revenue Agency is currently auditing the Company’s cross border transactions. This includes the review of the Company’s international transfer pricing policies and procedures and documentation requirements. The ultimate resolution of this matter is uncertain and the Company is currently working with its tax advisors to determine a range of possible outcomes. Accordingly, the Company has not recorded any liability relating to this audit as of September 30, 2006. The Company will assess any potential liability as this matter progresses.

Zi Corporation 2006 9

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  the Company’s history of operating losses and uncertainty of future profitability;
  the potential inability to raise additional capital to support the Company’s operations and future growth;
  uncertainty as to the degree of and continuing market acceptance of the Company’s products and services;
  uncertainties relating to product development;
  risks associated with the number, amount and timing of new product introductions;
  the Company’s products may contain defects that could be costly to fix, damage our reputation and expose the Company to litigation;
  uncertainty regarding patents, proprietary rights and software piracy;
  variability in customer demand; fluctuations in quarterly results could negatively affect the Company’s financial results;
  the Company’s dependence on third party performance under marketing and licensing arrangements;
  risks associated with the contingent nature of continued performance under major sales contracts;
  rapid technological change and competition;
  uncertainty regarding the pricing, reporting and collection of accounts;
  uncertainties related to dependence on third-party suppliers;
  risks associated with dependence on sales in foreign countries;
  the potential for adverse developments in pending litigation;
  risks related to indemnity claims from third parties;
  risks associated with the defense of its licensees in the University of Texas patent infringement lawsuit;
  fluctuations in foreign exchange rates;
  Uncertainties associated with the Canadian Revenue Agency’s audit of the Company’s cross border transactions;
  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;
  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;
  changes in the Company’s size and structure;
  risks associated with mergers, acquisitions and dispositions;
  risks of dilutive future financings;
  the effectiveness of the Company’s management and the Company’s strategic relationships;
  unable to attract and retain key personnel; investment risks associated with the Company’s e-Learning investments;
  the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;
  other risks and uncertainties that may be disclosed in the Company’s various corporate disclosure documents from time to time; and, other risk factors detailed from time to time in the Company’s periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities

10 Third Quarter Interim Report